Glori Energy Inc.

4315 South Drive

Houston, Texas 77053

December 20, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Paul Monsour

Re:	Glori Energy Inc.

Registration Statement on Form S-1

Filed October 5, 2011, as amended Nov. 21, 2011, Dec. 22, 2011, Jan. 20, 2012 and July 2, 2012

File No. 333-177172

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Glori Energy Inc. (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-177172) together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2011, and amended on November 21, 2011, December 22, 2011, January 20, 2012 and July 2, 2012.

The Registration Statement has not become effective, and the Company confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. Due to current public market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement at this time. The Company reserves the right to proceed at a later date with one or more private placements of its securities in reliance on Rule 155(c) under the Securities Act.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Pursuant to Rule 477(b) under the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted at the time it is filed with the Commission unless, within fifteen days after such date, the Commission notifies the Company that this application will not be granted.

If you have any questions regarding this application , please contact the Company’s outside counsel, Brian Fenske of Fulbright & Jaworski L.L.P., at (713) 651-5557 or me at (713) 237-8880.

Very truly yours,

GLORI ENERGY INC.

By:	/s/ Harry Friske
Harry Friske
Controller